mLIGHT TECH, INC.
3100 Airway Avenue
Suite 141
Costa Mesa, CA 92626

January 22, 2014

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	mLight Tech, Inc. Amendment No. 2 to Form 8-K Filed December 4, 2013

File No: 333-169805

Dear Mr. Spirgel:

This letter is in response to your comment letter dated December 18, 2013.

Please note that all references to changes in response to you letter of December 18, 2013 are those changes set forth in the Company's 8-K/A (Amendment no. 3), a draft of which is being attached to this letter. Following your review of the draft, we will make further changes, if necessary, and file the Amendment No. 3.

General

1. Comment: Please include the information required under Item 303 of Regulation S-K including your results of operations for the years ended December 31, 2012 and 2011, liquidity and capital resources, and critical accounting policies.

Response: The information required under Item 303 of Regulation S-K including our results of operations for the years ended December 31, 2012 and 2011, liquidity and capital resources, and critical accounting policies has been added to Item 2.01 on page 2 of Amendment No. 3.

Item 8.01 Other Events, page 4

Description of Our Business, page 5

2. Comment: Please disclose the form and year of organization of DKTI.

Securities and Exchange Commission
January 22, 2014
Page Two

Response: We have included the form and year of organization of DKTI under the Explanatory Note and under Item 2.01, both of which are on page 2 of Amendment no.3.

3. Comment: Please revise to provide a more thorough description of your business operations. Your current disclosure appears to focus on a description of paintless dent removal rather than your current operations. For example, please disclose the number of students enrolled in your training institute over the last two years, number of campuses, teachers and tuition prices. In addition, please disclose whether you offer your training services online. Please provide a brief description of your curriculum including the length of your training program.

Response: We have revised the description of our business as requested under Item 8.01 (No. 1 - Business) beginning on page 3 of Amendment no. 3.

4. Comment: Please disclose in your summary that your auditors have expressed an opinion regarding your ability to continue as a going concern.

Response: A disclosure noting that our auditors have expressed an opinion regarding our ability to continue as a going concern opinion was previously included as Risk Factor #12.

5. Comment: Please revise your disclosure to discuss your current financial difficulties, including your loan default under your $400,000 note payable. This discussion should address the terms of agreement to extend the repayment date of the note including your grant of a security interest in all of your assets. Moreover, please disclose the conversion features of this note payable, including the potential issuance of an indeterminate amount of shares to this note holder. Please confirm that the note holder is not an affiliate. Please add a risk factor addressing the risks related to the conversion of this note. Please also discuss defaults under you other notes, including the rights of the note holders to charge an administration fee for non-payment.

Response: The payee of the $400,000 Note has acknowledged in writing that any legal action to collect any portion of the principle and accrued interest that may be due by its terms would be barred by the applicable California statute of limitations and has chosen not to proceed. He further acknowledged in writing that the proposed security interest and stock conversion features of the October 2008 document were never formally made a part of the $400,000 Note and is not to be deemed a modification thereof. The Company’s auditors have reviewed this writing and determined it to be an adequate basis for subsequent removal of the Note from the Company’s financial statements.

Securities and Exchange Commission
January 22, 2014
Page Three

6. Comment: Please disclose the amount of financing necessary to fund your operations over the next twelve months.

Response: We have included this amount under Risk Factor no. 7 on page 6 of Amendment no. 3.

7. Comment: Please provide disclosure with respect to all material relationships that existed between the mLight, Edward Sanders and its affiliates, on the one hand, and Todd Sudeck, on the other hand, prior to Mr. Sudeck’s appointment as CEO in June 2013. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with Mr. Sudeck’s acquisition of the majority shares in mLight. Identify any third parties that played a material role in arranging or facilitating the transaction between Mr. Sudeck and Mr. Sanders.

Response: We have described relationship between Todd Sudeck, on one hand, and mLight and Edward Sanders or any of his affiliates, on the other hand, under Item 8.01 (no. 7 – Certain Relationships and Related Transactions, and Director Independence) mLight, on page 12 of Amendment no. 3.

Risk Factors, page 6
Our Operating Results are Difficult to Predict…, page 6

8. Comment: We believe that this risk factor disclosure is too generic. Please revise this risk factor to discuss how this risk applies your business and/or operations.

Response: We have revised Risk Factor no. 3 on page 5 of Amendment no. 3.

If We Are Unable to Obtain Key Personnel…, page 8

9. Comment: Please revise this risk factor to explain why your business is dependent on Mr. Sudeck.

Response: We have revised Risk Factor no. 8 on page 6 of Amendment no. 3.

Certain Relationship and Related Transactions, and Director Independence, page 15

10. Comment: Please disclose that the owner of the company utilizes the company’s banking function for personal expenses.

Securities and Exchange Commission
January 22, 2014
Page Four

Response: We have disclosed this information under Item 8.01 (no. 7 - Certain Relationship and Related Transactions, and Director Independence) on page 6 of Amendment no. 3.

Item 9.01 Financial Statements and Exhibits

Exhibit 9.1

Independent Auditor’s Report, page 1

11. Comment: Please have your auditors revise their report to reflect that their audits were performed in accordance with standards issued by the Public Company Accounting Oversight Board.

Response: The audit opinion for our updated financial statements has been revised accordingly, as set forth in Exhibit 9.1 in this Amendment no. 3.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 1 – Revenue Recognition, page 7

12. Comment: Please confirm to us and disclose, if true, that the deposits are not refundable upon the commencement of the courses. Otherwise, tell us the terms of your refund policy.

Response: We confirm that deposits are not refundable upon commencement of the courses, and have added and revised our revenue recognition disclosure in our Summary of Significant Accounting Policies in Note
1. Our new disclosure will be as follows:

Revenue Recognition

The Company’s tuition packages vary in price according to the different types of training programs purchased by the students. Upon commencement of the courses, the Company will recognize as revenue any deposits previously provided, as they are non-refundable after the first day that courses commence. The remaining tuition will be received from the student or the student’s employer upon commencement of the course. The balance of the tuition package will be recognized as revenue upon the completion of the training courses, the duration of which is one to two weeks.

13. Comment: Please tell us and disclose the accounting for the remaining tuition not received from the student or the student’s employer upon completion of the course.

Response: We account for the remaining tuition when the cash is received and the courses are completed. We do not accrue for any amounts. We believe our revised disclosure is sufficient to indicate that the remaining tuition is recognized as revenue upon completion of the courses.

Securities and Exchange Commission
January 22, 2014
Page Five

Note 2 - Payroll Taxes, page 9

14. Comment: Please tell us why you did not accrue the estimated amount of penalties and interest on delinquent payroll taxes pursuant to ASC 450. In addition, disclose the estimated amount of penalties and interest on such taxes that exists in excess of the amount accrued.

Response: Due to our difficulty in generating cash flow from operations, we have been unable to fund our payroll tax liabilities. Although our payroll service provider has calculated (and we have accrued) the appropriate liability of $45,808 as of December 31, 2013 for our two employees, we have not received any correspondence from the Internal Revenue Service demanding payment nor asserting any penalties or interest. The IRS may impose these penalties and interest on the officer of the corporation as an individual rather than the corporation. As we have disclosed, a loss contingency for penalties and interest exist, however due to the uncertainty of the amounts that could be potentially incurred, we believed it was more appropriate to disclose the contingency than to estimate an amount that we cannot accurately determine. We considered the guidance under ASC 450-20-50-1 in connection with ASC 450-20-25-2 and 450-20-50-5 which indicates that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. We believe the Company will seek abatement of any future assessment of penalties or interest given DKTI’s poor financial state. As the estimated amount of penalties and interest cannot be reasonably estimated, we cannot disclose an amount for this in the notes to the financial statements, per your request.

Note 3 – Notes Payable, page 10

15. Comment: Please tell us and disclose why the conversion and contingent conversion features of the $400,000 notes payable have not been determined.

Response: As noted in our response to your comment number 5, the Company and the creditor never formally determined the terms of the conversion features. We added disclosure to our Note 3 indicated the parties never determined the terms. Our revised disclosure is as follows:

As the terms of the conversion feature have not been determined as the parties never agreed upon the specific terms, the financial effects of the conversion feature have not been accounted for by the Company. Additionally, as of the balance sheet date, the Company remains a privately-held entity, and therefore there has been no accounting for the contingent conversion feature, as the contingency has not occurred. Subsequent to the year ended December 31, 2012, the Company entered into an agreement to become a public company through a merger with a publicly traded shell company. The effects of this transaction have not been determined by management, nor has management estimated any potential dilution to the shareholders if either conversion feature is exercised by the note holder. See Note 8 - Subsequent Events.

Securities and Exchange Commission
January 22, 2014
Page Six

Note 4 – Commitments and Contingencies, page 11

16. Comment: Please tell us and disclose the status of the notes in default and whether they will be forgiven by the lenders or extended.

Response: We continued to have ongoing discussions with our creditors to resolve our default status on our notes payable. As indicated in our response to your comment number 5, we have confirmed and settled our largest note in default for $400,000 with our creditor as we determined, and he confirmed to us, the statute of limitations has expired and he has no enforcement rights. We intend to recognize this extinguishment of debt in fiscal 2014. We have repaid two notes payable for a total of approximately $38,000 and have extended the terms of our notes payable with our related parties. We updated our subsequent event note to revise our disclosure regarding these items, which reads as follows:

Settlements of Notes Payable (Replaces “Assignment of Notes Payable”)

Subsequent to year end, the Company obtained a release from the holder of a certain $400,000 note payable who acknowledged in writing that the statute of limitations bars him from any collection efforts and that the terms of the proposed security interest and stock conversion features were never formally made part of the note and therefore are no longer relevant. The Company has repaid two notes payable for approximately $38,000 and extended the repayment terms of our notes payable with related parties.

Note 5 – Purchase Commitments, page 12

17. Comment: Please tell us and disclose when you expect to negotiate a time extension to fulfill the purchase commitment with your manufacturer and distributor. In the event that an extension cannot be obtained, please disclose the potential impact on your business.

Response: Auto Color Specialists, Inc., a California corporation (“ACS”), merged with our current distributor, Single Source, Inc. in 2010. Management believes the purchase commitment contract was assigned to Single Source, Inc. Our contract stipulates the “term” defined as follows in Section 8.1.

The Term of this Agreement shall be a minimum of five (5 years from its Effective Date (November 1, 2007) consistent with Subsection 3.1. This Agreement may be extended for a period of sixty (60) months from the date of the Additional Growth Incentive funds made by ACS. In no event shall this Agreement's Term be extended beyond January 3l, 2019. This Agreement shall not earlier terminate unless (1) either party gives written notice of default to the breaching party and such default is not cured with ten days of such notice or (2) the parties terminate by mutual written agreement.

Securities and Exchange Commission
January 22, 2014
Page Seven

No Additional Growth Incentive Funds were paid by ACS so the term of the agreement would have expired on November 1, 2012. As we have continued to purchase product, we believe the agreement and its terms are still in place as we have not been notified by Single Source, Inc. regarding any breach agreements. We intend to contact Single Source in the within the next 60 days to negotiate a formal extension of this agreement. If the Company is unable to successfully negotiate an extension, it can secure other products, but may incur cost of litigation with Single Source, Inc for breach of contract.

We intend to revise our disclosure for Note 5 as follows:

The Company received $430,000 in advances for anticipated rebates from purchases of paint and related products from a manufacturer and distributor. In exchange for the advanced funds, the Company agreed to exclusively purchase paint and related products from the manufacturer and distributor over a five year period commencing in 2007. The Company has not purchased the volume of products anticipated in the rebate agreement and is not in compliance with the purchase commitment. The total purchase commitment from the distributor and manufacturer was $4.2 million and $1,780,000, respectively. Management has not been contacted by the manufacturer or the distributor. The contract with the manufacturer expires in November 2014. If the Company cannot fulfill the purchase obligation, management anticipates they will be able to negotiate a time extension to fulfill the purchase commitment. The contract with the distributor expired in November 2012. If the Company is unable to negotiate extensions or concessions to repay the obligations, we may incur legal costs of litigation for breach of contract. Based on the amount of products purchased to date by the Company, the remaining purchase commitment is $397,137 as of December 31, 2012 and 2011.

Note 7 – Related Party Transactions, Transactions with Owner, page 13

18. Comment: We note that the owner of DKTI has received advances and used the Company’s bank accounts to pay personal expenses. Please tell us and disclose if management has ceased advances to its owner and discontinued the payment of his personal expenses from the Company’s bank accounts.

Response: Upon closing of transaction with mLight, the owner discontinued the practice of paying personal expenses through the Company’s bank account. We have added and revised the disclosure in Note 7, which reads as follows:

The owner of the Company utilizes the Company’s banking function for personal expenses, which are accumulated in the shareholder advance account. As a result of the acquisition transaction described in Note 8, the owner has discontinued this practice. As the owner did not intend to repay the advance, the shareholder advance balance has been presented as a contra-equity account on the balance sheet.

Securities and Exchange Commission
January 22, 2014
Page Eight

Exhibit 9.02

Pro Forma Financial Statements for the Period Ended September 30, 2013

Unaudited Pro-forma Financial Information, page 1

19. Comment: Please disclose under Item 5.03 of the Form 8-K any intended change in your fiscal year from the fiscal year end used by you prior to the acquisition of DKTI.

Response: The Company has not made a decision to elect its fiscal year end at this time. The Company will inform the Commission once it decides on its fiscal year end.

20. Comment: It appears to us that you should present your pro forma balance sheets as of June 30, 2013. Please revise or advise.

Response: The Company elected the September 30, 2013 date to be the closest period ended to the acquisition date of October 31, 2013 in preparing the unaudited pro-forma financial statements of the combined companies. The unaudited consolidated pro-forma financial information reflects the financial statements of mLight Tech, Inc. and Ding King Training Institute, Inc. The pro-forma adjustments to the consolidated balance sheets give effect to the acquisitions of DKTI as if the transaction occurred on September 30, 2013. The pro-forma adjustments to the consolidated statements of operations give effect to the acquisition as if the transaction occurred on October 1, 2012.

Per Reg 210.11.02 ( c ) Periods to be presented (1), which states, “A pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Sec. 210.3.-01 shall be filed unless the transaction is already reflected in such balance sheet”. As the transaction between the registrant and DKTI closed on October 31, 2013, we have interpreted the requirement previously cited to apply to the September 30, 2013 balance sheet date, as that was the “most recent period for which a consolidated balance sheet of the registrant is required.” Further, regarding the periods presented for our statement of operations in the pro-forma financial statements, we considered the guidance under Reg 210.11.02 ( c )(2), which indicates “statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.” As noted above, the most recent balance sheet date required was our fiscal year ended September 30, 2013, and we have interpreted the guidance to indicate our pro-forma statement of operations should be presented for our entire fiscal year from October 1, 2012 through September 30, 2013. We have only presented the current period and no comparable prior period based on the regulatory requirement cited that states “only the most recent fiscal year”.

Securities and Exchange Commission
January 22, 2014
Page Nine

21. Comment: It appears to us that you should present your pro forma statements of operations for the fiscal year ended September 30, 2012 and the nine months ended June 30, 2013. Please revise or advise.

Response: Please see our response to query 20 above.

Pro Forma Balance Sheet at September 30, 2013, page 2

Pro Forma Adjustments at September 30, 2013, page 4

22. Comment: The $400,000 note payable contains a conversion feature and a contingent conversion feature with a “significant discount” triggered upon DKTI becoming a public company. Please tell us in detail why the accounting impact of each feature is not reflected in the pro forma financial statements. Refer to your basis in the accounting literature including ASC 470-20.

Response: As noted in our response to your comment number 5, DKTI and the creditor never agreed to an “amount” of conversion, nor determined/negotiated the amount of the “substantial discount” for either of the conversion features. Therefore, since the terms were not defined between the parties, management could not determine the intrinsic value of the conversion feature to record an appropriate debt discount (if any).

Pro Forma Adjustment, page 4

23. Comment: Please refer to A2. Delete this adjustment since the transaction is a recapitalization.

Response: We have revised the unaudited pro forma adjustment A2 to reflect the transaction as a recapitalization.

24. Comment: Please refer to B1. Delete this adjustment since it is nonrecurring and reflected in the pro forma balance sheets on page 2.

Response: We have revised the unaudited pro forma adjustment B1since it is non-recurring and reflected in the pro forma balance sheets as the Company would have incurred expenses relating to the acquisition of DKTI for the period ended September 30, 2013.

Significant Notes and Assumptions to Pro-Forma Financial Statements, page 6

25. Comment: Since Mr. Sudeck controlled 88.2% of you and 100% of DKTI, the transaction should be accounted for as an acquisition of entities under common control instead of a reverse merger. Please revise to account for such transaction as a recapitalization with no elimination adjustment to your (mLight) retained deficit. In addition, revise Note 8, Subsequent Events, Acquisition Agreement, on page 14 of your financial statements accordingly.

Response: We have revised our pro-forma statements to reflect the transaction as an acquisition of entities under common management and common control and updated our disclosure in Note 8 accordingly.

Securities and Exchange Commission
January 22, 2014
Page Ten

Unaudited Financial Statements for the Periods Ended September 30, 2013 and 2012

26. Comment: Please provide complete unaudited comparative financial statements and footnotes for DKTI for the periods ended September 30, 2013 and 2012.

Response: We will prepare and include unaudited comparative financial statements and footnotes for DKTI for the periods ended September 30, 2013 and 2012 as a part of our final Amendment No.3.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the Untied States.

Please note that Exhibits 9.1 is currently being revised as you have requested. We expect them to be completed soon and will transmit them to you as soon as they are available.

Please review the proposed responses to your comments and draft of Amendment No. 3 and provide us with further comments, if any, in order that we may file a finalized Amendment No. 3 to Current Report on Form 8-K/A.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Todd Sudeck
Todd Sudeck President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 3)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 31, 2013

mLight Tech, Inc.
(Exact name of registrant as specified in its charter)

Florida	333-169805	27-3436055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3100 Airway Avenue, Suite 141, Costa Mesa, CA	92626
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 949-981-3464

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

References throughout this Amended Current Report on Form 8-K to "we," "our," "us," "the Company," "the Registrant," "mLight Tech" and similar terms refer to mLight Tech, Inc., unless otherwise expressly stated or the context otherwise requires. This Current Report contains summaries of the material terms of the agreements executed in connection with the transactions described herein. The summaries of these agreements are subject to, and qualified in their entirety by, reference to those agreements.

On November 6, 2013, we filed a Current Report on Form 8-K (the “Original Report”) to report that we completed the transactions contemplated by an Agreement of Purchase and Sale of Stock dated October 31, 2013, by and between the Company and the sole shareholder of The Ding King Training Institute, Inc. (the “Agreement”). We acquired all of the issued and outstanding shares of The Ding King Training Institute, Inc., in exchange for the issuance of 2,500,000 shares of our common stock. As a result of the Agreement  The Ding King Training Institute, Inc., which was incorporated in California in 2004, became a wholly-owned subsidiary of the Company.

At the time of closing of the Agreement of Purchase and Sale of Stock , we were in the development stage and had nominal operations and limited assets, which makes us a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We were not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended ("Securities Act").

On November 19, 2013, we filed an Amended Current Report on Form 8-K/A (Amendment No. 1) to include the Proforma Financial Information required as a result of the subject transaction.

On December 4, 2013, we filed an Amended Current Report on Form 8-K/A (Amendment No. 2) to provide disclosures that are required when an issuer, like us, reports a reverse merger and similar transactions and ceases to be a shell company, as required under Item 2.01(f) of the Current Report.

This Amended Current Report on Form 8-K/A (Amendment No. 3) is to provide additional disclosures as requested by SEC Staff in their letter dated December 18, 2013, including revised Proforma Financial Information (Exhibit 9.2 hereto) and updated unaudited financial statements of The Ding King Training Institute, Inc. for the periods ended September 30, 2013 and September 30, 2012 (Exhibit 9.1).

Item 1.01 Entry Into a Material Definitive Agreement.

Please see the disclosures set forth under Item 2.01 herein below.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On October 31, 2013, (the “Closing Date”), mLight Tech, Inc., a Florida corporation (the “Company”), entered in an Agreement of Purchase and Sale of Stock (the “Agreement”) with The Ding King Training Institute, Inc., a California corporation (“DKTI”) and the individual standing as the sole equity-holder of DKTI (the “Equity-Holder”). The Equity-Holder, Todd Sudeck, is also the majority shareholder, sole Director, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of the Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding capital stock of DKTI in exchange for the issuance of Two Million Five Hundred Thousand (2,500,000) restricted shares of the Company's Common Stock. This summary of the Agreement does not purport to be a complete statement of the terms of the Agreement. The summary is qualified in its entirety by reference to the full text of the Agreement which was filed as Exhibit 2.1 to the Original Report and incorporated by reference.

The principal business of DKTI, which was incorporated in California in 2004, is the training of individuals for a career as a technician in the Automotive Appearance Industry, which includes Paintless Dent Repair, Interior Restoration, Windshield Repair, Window Detailing, Odor Removal, Detailing and Alloy Wheel Repair. The individual students are employees of auto body shops, car dealers and entrepreneurs looking to start their own businesses. DKTI is located in Costa Mesa, California.

The information required by Item 2.01(f), not otherwise contained in this Item 2.01, is disclosed in Item 8.01 below.

Item 3.01 Unregistered Sales of Equity Securities.

In connection with the closing of the Agreement described in Item 2.01 above, the Company authorized the issuance of 2,500,000 shares of Common Stock to the Equity-Holder. The Equity-Holder has acknowledged that the shares issued pursuant to the Agreement had not been registered under the Securities Act of 1933 (the “Securities Act”) and that they constitute “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act. The certificates representing such shares of Common Stock will bear a restrictive legend. The issuance of the securities to the Equity-Holder under the Agreement was conducted in reliance upon Section 4(2) of the Securities Act.

Item 4.01. Changes in Registrant’s Certifying Accountants.

(1) Previous Public Independent Accountant:

a. On October 31, 2013, the Company dismissed the registered independent public accountant, Messineo & Co., CPAs LLC (“PM”) of Clearwater, Florida .

b. The report of PM on the financial statements of the Company for the years ended September 30, 2012, September 30, 2011 andended September 30, 2010 contained no adverse opinion, disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

c. Our sole Director participated in and approved the decision to change independent accountants. Including (i) the fiscal years ended September 30, 2010 though September 30, 2012 and the period covered by the financial review of the financial statements of the subsequent quarterly periods ended June 30, 2013, and (ii) through the interim period ended October 31, 2013 (the date of dismissal of PM, there have been no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PM on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PM would have caused it to make reference to the subject of such disagreements in their reports on the financial statements of such years. Further, there have been no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

d. During the interim period through October 31, 2013, there have been no reportable events with us as set forth in Item 304(a)(1)(iv) of Regulation S-K.

e. The Company provided a copy of the foregoing disclosures to PM prior to the date of the filing of this Report and requested that PM furnish a letter addressed to the Securities and Exchange Commission stating whether or not he agrees with the statements in this Report. A copy of the letter of PM, dated November 4, 2013, stating that he agrees with the statements concerning his firm contained herein is attached hereto as Exhibit 16.1.

(2) New Independent Public Accountant:

a. On October 31, 2013, the Company engaged Haskell & White LLP Certified Public Accountants (“H&W”) of Irvine, California, as its new registered independent public accountant. During the years ended September 30, 2010, September 30, 2011 and September 30, 2012 and prior to October 31, 2013 (the date of new engagement), the Company did not consult with H&W regarding (i) the application of accounting principles to a specific transaction, (ii) the type of audit opinion that might be rendered on the Company's financial statement by H&W, in either case where written or oral advice provided by H&W would be an important factor considered by us in reaching a decision as to any accounting or financial reporting issues or (iii) any other matter that was the subject of a disagreement between us and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively; except that the financial statements of DKTI for the years ended December 31, 2011 and December 31, 2012 were audited by H&W.

Item 8.01. Other Events.

We are providing the additional information to that reported above that would have would have been included in a Form 10 as if the Issuer were to file a Form 10. Please note that the information below relates to the current operations acquired through the closing of the Agreement of Purchase and Sale of Stock referred to in Item 2.01, above.

1. Business.

Description of Our Business.

As a result of the closing of the Agreement of Purchase and Sale of Stock, the Company acquired The Ding King Training Institute, Inc., which is in the business of training individuals for a career as a technician in the Automotive Appearance Industry, which includes which includes Paintless Dent Repair, Interior Resoration, Windshield Repair, Window Detailing, Odor Removal, Detailing and Alloy Wheel Repair. The potential students are employees of auto body shops, car rental companies and car dealers as well as entrepreneurs looking to start their own businesses.

The Ding King Training Institute, our wholly owned subsidiary, (“DKTI”) is a California State Licensed Vocational School with the Bureau for Private Post-Secondary Education (BPPE #301591) and also authorized to sell business opportunities in the Automotive Appearance Training industry.

During the calendar years 2011 and 2012, DKTI graduated 180 students in the various course programs offered by DKTI, with the majority having completed courses in Paintless Dent Repair. DKTI offers its courses at one location in Costa Mesa, California. No online classes are presently offered by DKTI. DKTI presently has 3 instructors who teach the courses offered by DKTI.

DKTI offers the following courses at the tuition rates indicated. The tuition rates include a $75 registration fee and all tools and equipment necessary, where applicable:

•
Paintless Dent Repair (“PDR”).  The objective of the PDR  course is to provide intensive training to an individual who has the goal to continue his hands-on training at home or on-the-job upon graduation.  Graduates will have the knowledge to properly access and remove door dings and minor dents from a vehicle without sanding, filling, or painting.  This is a 40 to 120 hour course and classes commence each Monday.  Tuition is $6,000 to $10,000 depending on number of course hours.

•
SMART Paint Repair.  The objective of the SMART Paint Repair program is to provide extensive training to an individual who has the goal to properly repair a wide variety of paint damage utilizing new paint technology. Upon completion, DKTI certifies the graduate for the field.  The course is the ultimate for learning everything required to become a professional mobile or shop paint repair technician. This course is a combination of classroom, instructor led demonstrations and hands-on repairs on actual cars, and is designed to provide the student  with a deeper level of knowledge so that he or she has the experience and confidence to tackle all types of repairs. This is a 40 hour course and tuition is $10,000

•
Chip King.  The objective of the Chip King course is to provide training to an individual who has the goal to properly estimate and repair minor paint chips, scratches and nicks on a vehicle.  Students will also receive on-going technical support by phone.  There are no prerequisites for this course.  This program is designed to provide hands-on training in all aspects of the Chip King Paint system.  This is an 8-hour course and tuition is $5,500.

•
Interior Restoration.  The objective of the Interior Restoration course is to teach each student the correct principles in repairing all types of interior/upholstery damage.  Graduates will be skilled in repairing all types of interior/upholstery damage including seats, carpets, panels, dashboards, headliners, etc.  They will also be knowledgeable in interior restoration. This is a 24-hour course and tuition is $6,000.

•
Windshield Repair.  The objective of the Windshield Repair course is to teach each student the correct skills and principles in repairing various types of windshield damage.  Graduates will be skilled in repairing various types of windshield damage. They will learn to repair Star Breaks, small cracks and Bulls Eyes. This is an 8 hour course and  tuition  is $1,500.

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Window Tinting.  The objective of the Window Tinting course is to teach students to properly apply and remove film on all types of glass and windows.  There are no prerequisites for this course.  This program is designed to provide extensive “hands-on” training in all aspects of the window tinting trade. This is a 16 hour course and  tuition is $3,500.

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Detailing. The objective of the Detailing course is to provide extensive intensive training to an individual who has the goal to properly estimate and detail a vehicle from start to finish.   He will also receive on-going technical support by phone.  There are no prerequisites for this course.  This program is designed to provide hands-on training in all aspects of the Auto Detailing system. The Auto Detailing system is a complete and comprehensive package designed to make any vehicle look like is just came off the showroom floor by removing scratches, acid rain, oxidation, over-spray, and other minor blemishes without burning the paint or leaving swirl marks. This is a 40-hour course and tuition is $2,500.

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Odor Removal.  The objective of the Odor Removal course course is to teach the student correct principles in odor removal from a vehicle. The Odor Removal System eliminates unwanted odors from the inside of a vehicle.  It's not a cover-up, but a true odor-oxidizing agent that wipes out odors permanently, leaving the interior of the vehicle smelling like new. There are no prerequisites for this course.  This is a 4-hour course and tuition is $700.

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Alloy Wheel Repair.  The objective of the Alloy Wheel Repair course is to provide extensive and intensive training to an individual who has the goal to properly estimate and repair a wide variety of wheel damage. The Alloy Wheel Repair system is a complete comprehensive package offering the tools and equipment needed for all types of wheel repairs, including minor chips and scratches, scuffs and gouges, rust spots and clear coat damage. This is a 16-hour course and tuition is $5,000.

An enrolled student may cancel his or her enrollment in a training program by means of a written notice of cancellation, The cancellation period is one business day, i.e., until midnight of the day  a course of study commences; provided that for any  training program longer than 50 days, a notice of cancellation must be given prior to midnight of the fifth business day after the first class the student attends. A business day is a day on which the student was scheduled to attend a class. The refund of tuition is based upon the hourly rate for the course (less equipment costs) and equals the hourly rate times the number of unused hours of class time subsequent to the cancellation notice. Equipment, manuals, etc. must be returned within within 3 days of the notice of cancellation in a new condition to be eligible for refund of that part of the tuition costs.

Risk Factors.

The following risks and highly speculative factors that may affect our business:

1. THE SUCCESS OF OUR BUSINESS DEPENDS ON CONTINUED GROWTH OF THE PAINTLESS DENT REPAIR INDUSTRY.

Expansion in the business of training of technicians for the Paintless Dent Repair Industry will depend upon continued growth of the Paintless Dent Repair industry itself. If for any reason the PDR industry does not expand, the need for the training of technicians in the industry will not increase and may, in fact, decline, as a result the demand for our services would be significantly reduced, thereby significantly affecting our sales and the success of our business.

2. IF ECONOMIC OR OTHER FACTORS NEGATIVELY AFFECT THE SMALL AND MEDIUM-SIZED BUSINESS SECTORS, OUR CUSTOMERS MAY BECOME UNWILLING OR UNABLE TO PURCHASE OUR SERVICES. WHICH MAY CAUSE OUR REVENUE TO DECLINE AND IMPAIR OUR ABILITY TO OPERATE PROFITABLY.

Our target customers are small and medium-sized businesses and individuals wishing to enter into the PDR business. These potential customers are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these potential customers often have limited discretionary funds, which they may choose to spend on items other than our services. If small and medium-sized businesses experience economic hardship, they may be unwilling or unable to expend resources to engage our PDR-training services, which would negatively affect the overall demand for our services and products and could cause our revenue to decline.

3. OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT AND FLUCTUATIONS IN OUR PERFORMANCE MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.

Due to our business model, the unpredictability of our operating results is difficult to quantify. We expect to experience fluctuations in our operating and financial results due to a number of factors, such as:

•	our ability to increase the enrollment of new students, and satisfy our customers' requirements;
•	possible changes in our pricing policies;
•	the introduction of new services and products by us or our competitors;
•	our ability to hire, train and retain members of our sales force;
•	our ability to hire, train and retain instructors for out training programs;
•	the rate of expansion and effectiveness of our sales force;
•	general economic conditions which affect the market for non-mechanical automotive repair services if there is sustained economic downturn;
•	additional investment in our services or operations; and
•	our success in maintaining and adding strategic marketing relationships.

4. WE FACE GROWING COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE SERIOUSLY HARMED.

The market for our training services is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of other PDR training entities, both geographically close and distant.

In addition, due to relatively low barriers to entry in our industry, we expect the intensity of competition to increase in the future from other established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formations of alliances among industry participants.

Moreover, many of our current competitors have significantly greater financial, technical, marketing and other resources, and greater brand recognition and, we believe, a larger installed base of customers. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the promotion and sale of their services than we can. If we fail to compete successfully against current or future competitors, our revenue could increase less than anticipated, or even decline, and our business could be significantly harmed.

5. OUR FAILURE TO ESTABLISH NATIONAL BRAND AWARENESS TO THE DING KING TRAINING INSTITUTE, WITHIN A SHORT PERIOD OF TIME COULD COMPROMISE OUR ABILITY TO COMPETE AND TO GROW OUR BUSINESS.

As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our planned strategy which includes relying significantly on third-party strategic marketing relationships to find new customers may impede our ability to build brand awareness, as our customers may mistakenly believe our services will be those of the parties with which we have strategic marketing relationships. If we do not continue to build brand awareness, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than ours.

6. IF WE CANNOT ADAPT TO TECHNOLOGICAL ADVANCES OUR SERVICES MAY BECOME OBSOLETE AND OUR ABILITY TO COMPETE WOULD BE IMPAIRED.

Changes in our industry could occur very rapidly, including changes in the way PDR is conducted. As a result, our services could become obsolete within a short time period. The introduction of competing methods/equipment employing new technologies and the evolution of new industry standards could render our existing equipment or services obsolete and unmarketable. To be successful, our services and equipment must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. If we are unable to develop new services or equipment, or enhancements to our services or equipment, on a timely and cost-effective basis, or if new services or equipment or enhancements do not achieve market acceptance, our business would be seriously harmed.

7. WE MAY NEED ADDITIONAL FINANCING TO SUPPORT OUR BUSINESS GROWTH. IF WE DO NOT OBTAIN THIS FINANCING, OUR GROWTH MAY BE IMPAIRED.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, expand the geographic locations in which we offer our training services, enhance our operating infrastructure and acquire complementary businesses.

In order to expand our business operations, we anticipate that we may have to raise additional funding, estimated to be up to $300,000 over the next 12 months to expand the number of training locations geographically, increase our sales and marketing efforts to increase the number of students and other possible expansion efforts. If we are not able to raise the capital necessary to fund our business expansion objectives, we may have to delay the implementation of our business plan. We do not currently have any arrangements for other financing.

8. IF WE ARE UNABLE TO OBTAIN KEY PERSONNEL OR RETAIN TODD SUDECK, THIS MAY COMPROMISE OUR ABILITY TO SUCCESSFULLY MANAGE OUR BUSINESS AND PURSUE OUR GROWTH STRATEGY.

We depend on the services of our sole director and officer, Todd Sudeck, for the future success of our business, specifically, his sales and marketing services to prospective students and his long-term involvement in the training of qualified, non-mechanical automotive repair technicians. The loss of his services could have an adverse effect on our business, financial condition and results of operations. We do not carry any key personnel life insurance policies on Todd Sudeck and we do not have a contract for his services.

9. OUR SOLE OFFICER AND DIRECTOR OWNS CONTROLLING INTEREST IN OUR OUTSTANDING SHARES OF STOCK AND THEREFORE HAS CONTROL OVER ALL OF OUR CORPORATE DECISIONS. HE MAY MAKE BUSINESS DECISIONS THAT ARE DISADVANTAGEOUS TO OUR MINORITY SHAREHOLDERS.

Todd Sudeck has a controlling interest in our shares of common stock. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, as well as the power to prevent or cause a change in control. The interests of Todd Sudeck may differ from the interests of the other investors and may result in corporate decisions that are disadvantageous to other shareholders.

10. WE WERE A "SHELL COMPANY" AND WE WERE REQUIRED TO PROVIDE CERTAIN INFORMATION TO THE PUBLIC PURSUANT TO THE EXCHANGE ACT. WE ARE RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF ALL OF OUR DISCLOSURES. THE FILING OF THIS AMENDMENT TO THE CURRENT REPORT DOES NOT FORECLOSE THE SECURITIES AND EXCHANGE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO OUR FILINGS.

The Securities and Exchange Commission adopted Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act which defines a shell company as a registrant that has no or nominal operations, and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. At the time that we acquired The Ding King Training Institute, Inc., we were a shell company. The rules prohibit shell companies from using a Form S-8 to register securities pursuant to employee compensation plans. However, the rules do not prevent us from registering securities pursuant to registration statements. Additionally, the rule regarding Form 8-K requires shell companies to provide more detailed disclosure upon completion of a transaction that causes it to cease being a shell company. We are required to file a Current Report on Form 8-K containing the information required pursuant to Regulation S-K and in a registration statement on Form 10, within four business days following completion of certain transactions. We are no longer a shell and we did not timely include the Form 10 information in the Current Report filed with Securities and Exchange Commission on November 6, 2013. This Amendment to the Current Report on Form 8-K filed on November 6, 2013 is intended to supply the required information. We have been advised that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with our filings with the Securities and Exchange Commission.

The Securities and Exchange Commission adopted a new Rule 144 effective February 15, 2008, which makes resales of restricted securities by shareholders of a shell company more difficult. See discussion in Risk Factors titled Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a "shell company."

11. SHAREHOLDERS WHO HOLD UNREGISTERED SHARES OF OUR COMMON STOCK ARE SUBJECT TO RESALE RESTRICTIONS PURSUANT TO RULE 144, DUE TO OUR PRIOR STATUS AS A "SHELL COMPANY."

Pursuant to Rule 144 of the Securities Act, we were a "shell company." As such, sales of our unregistered securities pursuant to Rule 144 are not able to be made until (1) we have ceased to be a "shell company; (2) we are subject to Section 13 or 15(d) of the Exchange Act and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date "Form 10 information" has been filed with the Commission reflecting the company's status as a non-"shell company." Because none of our non-registered securities can be sold pursuant to Rule 144, until at least one year after we cease to be a "shell company," any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the SEC and/or until a year after we cease to be a "shell company" and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Securities and Exchange Commission, which could cause us to expend additional resources in the future.

12. THE COMPANY'S AUDITORS HAVE EXPRESSED DOUBTS AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In the opinion of our auditors as reflected in their reports for the years ended September 30, 3013 and September 30, 2012, since we have a history of losses from operations, it raises substantial doubt about the Company's ability to continue as a going concern. There is no assurance that our auditors will not continue to express doubts on our ability to continue as a going concern.

13. TODD SUDECK HAS NO EXPERIENCE RELATED TO PUBLIC COMPANY MANAGEMENT. AS A RESULT, WE MAY BE UNABLE TO MANAGE OUR PUBLIC REPORTING REQUIREMENTS.

Presently, our operations depend entirely on the efforts of our sole officer and director. While he has expertise with which we will rely upon to grow and manage our business operations, he has no experience related to public company management or as a principal accounting officer. Because of this, we may be unable to develop and manage our public reporting requirements. There is no assurance that we will overcome these obstacles.

14. INVESTORS WILL NOT RECEIVE DIVIDEND INCOME FROM AN INVESTMENT IN THE SHARES AND, AS A RESULT, THE PURCHASE OF THE SHARES SHOULD ONLY BE MADE BY AN INVESTOR WHO DOES NOT EXPECT A DIVIDEND RETURN ON THE INVESTMENT.

We have never declared or paid a cash dividend on our shares nor will we in the foreseeable future. We currently intend to retain future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of our securities. As we do not intend to declare dividends in the future, you may never see a return on your investment and you indeed may lose your entire investment.

15. OUR SHARES OF COMMON STOCK ARE DEEMED TO BE "PENNY STOCK" WITH A POTENTIAL LIMITED TRADING MARKET.

Our shares of common stock will, in all likelihood, be subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or companies which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than" established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote and other information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities.

16. FUTURE SALES OF RESTRICTED SHARES COULD DECREASE THE PRICE A WILLING BUYER WOULD PAY FOR SHARES OF OUR COMMON STOCK, COULD CAUSE OUR PRICE TO DECLINE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL.

Future sales of common stock by Todd Sudeck or other unregistered shares of stock under exemptions from registration or through a subsequent registered offering could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

17. WE WILL INCUR PROFESSIONAL FEES IN CONNECTION WITH BEING A REPORTING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

The Company is subject to the reporting requirements of the Exchange Act and as such, we are required to file Form 10-Ks, Form 10-Qs and Form 8-Ks and other reports with the SEC. We will incur professional fees (i.e., attorney, auditors and filing agents) in connection with the preparation and filing of such reports and we currently anticipate such costs to range from $40,000 to $75,000 per year. If we are unable to file such reports, we will be delinquent in our filings which could adversely affect the marketability of our shares of common interest.

18. THE FAILURE TO COMPLY WITH THE INTERNAL CONTROL EVALUATION AND CERTIFICATION REQUIREMENTS OF SECTION 404 OF SARBANES-OXLEY ACT COULD HARM OUR OPERATIONS AND OUR ABILITY TO COMPLY WITH OUR PERIODIC REPORTING OBLIGATIONS.

As a reporting company under the Exchange Act, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are in the process of further determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and may take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire qualified personnel or consultants in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could adversely affect our ability to comply with our periodic reporting obligations under the Exchange Act.

Sales and Marketing Strategy

GENERALLY

Our objective is to become a leading provider of Automotive Appearance training services, including Paintless Dent Repair, throughout the United States. Key elements of our strategy include:

Continuing to target the Small and Medium-Sized Businesses engaged in used car sales, auto body repairs, automobile lease returns and auto auctions as well as individuals interested in opening an Automotive Appearance business. We believe that these target markets offer us the best opportunity to continue building a leading national Automotive Appearance/PDR Training School.

Developing or Acquiring Complementary Services and Technologies. As we market our Automotive Appearance/PDR training services we need to investigate and enter into strategic agreements to expand our business, whether through acquisitions, mergers or integrated marketing efforts through relationships with other vendors or contractors.

Expanding our Distribution Channels. To sell our training services cost efficiently, we plan to establish strategic marketing relationships with organizations that have strong brand recognition with small and medium-sized businesses.

SHARE OF MARKET

The Automotive Appearance/PDR Training services market is an extremely competitive, fragmented and price-sensitive sector and it is difficult to determine our expected market share in this market. Because of the geographic constraints of being located solely in Southern California, we are forced to offer transportation and hotel accommodation packages which increases the over all costs to our students. If we can can offer our services at locations in other parts of the United States we will likely increase our market share and profit margins. However, we will most likely never be a majority market share holder due to the fragmentation of the market.

COMPLIANCE WITH GOVERNMENT REGULATION

We do not believe that any current government regulations will have a material impact on the way we conduct our business.

RESEARCH AND DEVELOPMENT EXPENDITURES

We have not incurred any other research or development expenditures since our incorporation.

EMPLOYEES

As of the filing date hereof we have 2 full-time employees, including our sole officer and director, and 1 part-time employee. As our business develops, we expect to develop a compensation program for all of our personnel, subject to the approval by our Board of Directors. We further expect that the specific direction, emphasis and components of an executive compensation program will evolve. Factors that may affect our compensation policies include the hiring of full-time employees, converting any independent contractors to employees, our future revenue growth and profitability and the increasing complexity of our business operations.

UNRESOLVED STAFF COMMENTS

As of the date hereof, we had no unresolved staff comments from the Securities and Exchange Commission, except a request in a letter from the staff of the Securities and Exchange Commission, dated November 19, 2013, which requested the requisite Form 10 information, and a letter from the staff of the Securities Exchange Commission, dated December 18, 2013 which addressed certain parts of Amendment No. 2 to the Current Report on Form 8-K/A This Amendment No. 3 to Current Report is intended to provide that information.

2. Financial Information.

Reference is made to the Audited Financial Statements for the periods ended December 31, 2011 and December 31, 2012, identified as Exhibit 9.1 hereto.

3. Properties.

The Company presently maintains its executive offices, including its training facilities, in a leased facility in Costa Mesa, California. The facility consists of offices and a work area consisting of approximately 2,458 square feet. The current lease expires in July 2015 and is at a rate of $2,090.09 per month. The Company has an option to renew the lease for a two (2) year period with a monthly rental increase of $97.53 upon renewal.

4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information, as of October 31, 2013, with respect to any person (including any "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) who is known to us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, and as to those shares of our equity securities beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group. Unless otherwise specified in the table below, such information, other than information with respect to our directors and executive officers, is based on a review of statements filed with the Securities and Exchange commission (the "Commission") pursuant to Sections 13 (d), 13 (f), and 13 (g) of the Exchange Act with respect to our common stock. As of October, 31, 2013, there were 206,500,000 shares of our common stock outstanding.

The number of shares of common stock beneficially owned by each person is determined under the rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty (60) days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

The table also shows the number of shares beneficially owned as of October 31, 2013 by each of our individual directors and executive officers, by our nominee directors and executive officers and by all our current directors and executive officers as a group.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock

Todd Sudeck	182,500,000	88.37%

Officers and Directors as a group	182,500,000	88.37%
_______________
(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of October 31, 2013 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of shares of common stock outstanding on October 31, 2013, and the shares issuable upon the exercise of options, warrants exercisable, and debt convertible on or within 60 days of October 31, 2013.

There are no arrangements, known to the Company, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company.

5. Directors and Officers.

The names of our directors and executive officers, their principal occupations, and the year in which each of our directors and executive officers initially joined the board of directors are set forth below.

Name	Age	Position

Todd Sudeck	48	CEO, Chairman, President, Secretary and CFO – appointed on June 7, 2013.

Education and Business Experience

Todd Sudeck, the Company's sole officer and director, has spent the last 20 years owning and operating The Ding King Training Institute, Inc. which became a wholly-owned subsidiary of the Company on October 31, 2013, and for which he serves as the sole officer and director. Historically, Mr. Sudeck has been involved in all aspects of the The Ding King Training Institute, Inc., including finance, sales, marketing and the entity's student business development program.

None of our officers or directors, promoters or control persons have been involved in the past ten years in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

6. Executive Compensation.

There are no current employment agreements between the Company and its executive officer or understandings regarding future compensation.

Compensation Discussion and Analysis - Executive Officers

Summary Compensation Table - Executive Officers (1)

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total

Todd Sudeck, CEO and	2011	$-	$-	$-	$-	$-	$-	$-	$-
President, CFO and Secretary	2012	$-	$-	$-	$-	$-	$-	$-	$-

(1) This table reflects compensation paid to Mr. Sudeck in his capacity as President and CEO of The Ding King Training Institute, Inc.,  No salaries were paid to any officer of the Issuer prior to the acquisition of The Ding King Training Institute, Inc.

Grants of Plan-Based Awards Table - Executive Officers

The Company has no plan-based awards program of any sort.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table - Executive Officers

The Company has not, from inception to October 31, 2013, paid any compensation to its executive officers nor has it adopted a plan-based awards program of any sort for them. Mr. Sudeck expects to receive approximately $180,000 in gross salary during the 12 months ended December 31, 2013.

 Outstanding Equity Awards at Fiscal Year-End Table - Executive Officers

The Company has no unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of the end of its last completed fiscal year.

Options Exercised and Stock Vested Table - Executive Officers

From inception through October 31, 2013 the Company has not granted any stock options, SARs or similar instruments to its executive officers nor has it adopted an equity incentive plan of any sort for any of them.

 Pension Benefits - Executive Officers

The Company has not adopted a pension plan or retirement plan of any sort for the benefit of its officers, directors or employees.

Non-qualified Defined Contribution and Other Non-qualified Deferred Compensation Plans - Executive Officers

The Company has not adopted a Non-qualified Defined Contribution Plan or other Non-qualified Deferred Compensation Plan of any sort for its executive officers.

Potential Payments upon Termination of Change-in-Control - Executive Officers

The Company has entered into no contract, agreement, plan or arrangement, written or unwritten, that provides for payment(s) to any person whatsoever at, following, or in conjunction with any termination, including without limitation resignation, severance, retirement or a constructive termination of any executive officer, or a change in control of the Company or a change in any executive officer’s responsibilities, with respect to such executive officer.

Summary Compensation Table - Directors

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total

Todd Sudeck,	2011	$-	$-	$-	$-	$-	$-	$-	$-
Chairman of the Board and sole director	2012	$-	$-	$-	$-	$-	$-	$-	$-

Grants of Plan-Based Awards Table - Directors

The Company has no plan-based awards program of any sort.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table - Directors

The Company has not, from inception to October 31, 2013, paid any compensation to its directors nor has it adopted a plan-based awards program of any sort for them.

Outstanding Equity Awards at Fiscal Year-End Table - Directors

The Company has no unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of the end of its last completed fiscal year.

Options Exercised and Stock Vested Table - Directors

From inception through October 31, 2013 the Company has not granted any stock options, SARs or similar instruments to its directors nor has it adopted an equity incentive plan of any sort for any of them.

Pension Benefits - Directors

The Company has not adopted a pension plan or retirement plan of any sort for the benefit of its directors.

Non-qualified Defined Contribution and Other Non-qualified Deferred Compensation Plans - Directors

The Company has not adopted a Non-qualified Defined Contribution Plan or other Non-qualified Deferred Compensation Plan of any sort for its directors.

Potential Payments upon Termination of Change-in-Control - Directors

The Company has entered into no contract, agreement, plan or arrangement, written or unwritten, that provides for payment(s) to any person whatsoever at, following, or in conjunction with any termination, including without limitation resignation, severance, retirement or a constructive termination of any director, or a change in control of the Company or a change in any executive officer’s responsibilities, with respect to such director.

7. Certain Relationships and Related Transactions, and Director Independence.

Related Party Transactions.

The Company purchases its paintless repair tools from Dent Tools Direct USA, Inc., (the “Affiliate”) an affiliate through common ownership by Todd Sudeck, our sole officer and director. For the years ended December 31, 2012 and 2011, the Company purchased $37,725 and $53,494 of tools from the Affiliate.

During the year ended December 31, 2011, the Affiliate advanced $10,960 to the Company, of which $5,480 remained outstanding at December 31, 2011. During the year ended December 31, 2012, the Affiliate advanced another $5,000 to the Company, which was repaid during the year. As of December 31, 2012, the outstanding balance owed to the Affiliate was $5,480.

The Company has borrowed funds from the sister of Todd Sudeck. The amounts outstanding at December 31, 2012 and 2011 were $20,836 and $22,073, respectively.

Prior to the acquisition of DKTI by the Company, Mr. Sudeck, treated any expenditures paid by the entity that were personal expenditures in nature as “loans to a shareholder”. Upon completion of the acquisition this treatment ceased and all such prior expenditures for the fiscal year which were treated as loans to a shareholder are being reclassified as W-2 income to Mr. Sudeck.

On August, 1, 2013, Mr. Sudeck became a majority shareholder of the Company as a result of his acquisition of 180,000,000 shares of the Company's common stock from Edward Sanders, the Company's former sole officer and director. Prior to Mr. Sudeck's appointment as the Company's sole officer and director in June, 2013 and subsequent acquisition of the 180,000,000 shares of the Company's common stock from Mr. Sanders, there was no relationship between Todd Sudeck and Edward Sanders or any of his affiliates, except as follows. In the winter of 2012, Mr. Sudeck charged Kenneth Jones, of Orange County, California, a business consultant with whom he had a pre-existing relationship, with the task of locating publicly trading reporting companies that might be suitable merger candidates for DKTI. It was Mr. Jones who brought mLight Tech, Inc. as a possible candidate to Mr. Sudeck.

Director Independence

Our common stock is not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of the directors be independent. Our sole member of the Board of Directors, Todd Sudeck, is also our sole officer, and as such is not an independent director.

8. Legal Proceedings.

We are not currently a party to, nor is any of our property currently the subject of, any material legal proceeding. None of the Company's directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

Our common stock is traded on the OTCBB and the OTC Markets, Inc. OTCQB systems with the symbol MLGT. Prior to September 2013, the Company's common stock did not trade and no information is available. The following information has been obtained from OTC Markets, Inc.

Period	High Bid	Low Bid
09/01/13 - 09/30/13	$0.10	$0.09
10/01/13 - 12/02/13	$0.05	$0.01

The bid prices are rounded to the closest whole cent and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

Of the 206,500,000 shares of the Company's common stock outstanding 182,500,000 shares, or 88.37%, are owned by Todd Sudeck, the Company's sole officer and director. Prior to the acquisition of The Ding King Training Institute, Inc., Mr. Sudeck owned 180,000,000 shares or 88.24% of the shares then outstanding.

Dividends

The Company has never paid a dividend, cash or otherwise, to its shareholders. The Company does not expect to pay cash dividends to its shareholders in the foreseeable future.

10. Recent Sales of Unregistered Securities.

Reference is hereby made to Item 3.01, above.

11. Description of Securities.

Our authorized capital consists of 300,000,000 shares of common stock, par value $.0001 per share (the "Common Stock"). At the close of business on October 31, 2013, the Company had 206,500,000 shares of Common Stock and -0- shares of Preferred Stock issued and outstanding.

Common Stock

Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

Options and Warrants

The Board of Directors has not approved or implemented any stock option plan or the issuance of any warrants.

Transfer Agent and Registrar

The transfer agent for our common stock is Philadelphia Stock Transfer, Inc., 2320 Haverford Rd., Suite 230, Ardmore, PA 19003, telephone number (484) 416-3124.

Penny Stock

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	That a broker or dealer approve a person's account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	Obtain financial information and investment experience objectives of the person; and

●
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	Sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules will discourage investor interest in and limit the marketability of our common stock.

12. Indemnification of Directors and Officers.

The Company's Articles of Incorporation provide that officers and directors of the Company shall, to the fullest extent permitted by the Florida Business Corporation Act, be indemnified in any action, suit or proceeding by reason of the fact that he or she was an officer or director of the Company and that the Company's Board of Directors has the sole and exclusive discretion to determine the terms and conditions of such indemnification.

13. Financial Statements and Supplementary Data.

Reference is hereby made to (i) the audited Financial Statements of The Ding King Training Institute, Inc, for the years ended December 31, 2012 and 2011(Exhibit 9.1) and (ii) the unaudited Proforma Financial Statements for the Company dated September 30, 2013.

14. Changes and Disagreements with Accountants on Accounting and Financial Disclosure.

Reference is hereby made to Item 4.01, above.

15. Financial Statements and Exhibits.

Reference is hereby made to Item 9.01, below.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of business acquired. The audited financial statements of the acquired business, DKTI, for the fiscal years ended December 31, 2011 and December 31, 2012 are reflected in Exhibit 9.1.

(b) Pro forma financial information. The Proforma financial information that is required to be filed pursuant to this Item are reflected in Exhibit 9.2

(c) Shell company transactions. The additional information required by Item 2.01 is set forth in this Form 8-K/A Amendment No. 3 in Item 2.01, above.

(d) Exhibits.

Exhibit Number	Description	Location

2.1	Agreement of Purchase and Sale of Stock dated October 31, 2013, by and Reference is made to Exhibit among mLight Tech, Inc., The Ding King Training Institute, Inc. and Todd Sudeck.	2.1 of the Registrant's Current Report on Form 8-K dated October 31, 2013 which was filed with the Securities and Exchange Commission on November 6, 2013.

9.1	Audited Financial Statements of The Ding King Training Institute, Inc. for the fiscal years ended December 31, 2011 and December 31, 2012.	Included herein.

9.2	Unaudited Proforma Financial Information dated September 30, 2013.	Included herein.

16.1	Letter from Messineo & Co., CPAs LLC, dated November 4, 2013, regarding Reference is made to Exhibit Regarding Change in Certifying Accountant.	16.1 of the Registrant's Current Report on Form 8-K dated October 31, 2013 which was filed with the Securities and Exchange Commission on November 6, 2013.

EXHIBIT 9.2

mLight Tech, Inc.
Unaudited Pro-forma Financial Information

The following presents our unaudited pro-forma financial information. The pro-forma adjustments to the balance sheet give effect to the acquisition of Ding King Training Institute, Inc. as if the transaction occurred on September 30, 2013. The pro-forma statements of operations give effect to the business acquisitions of Ding King Training Institute, Inc., as if the acquisitions had occurred at October 1, 2012. The pro-forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited pro-forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. The information set forth below should be read together with the significant notes and assumptions to the pro-forma statements, and the mLight tech, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2012 which is incorporated by reference in this Form 8-K/A, and the audited financial statements of Ding King Training Institute, Inc. for the years ended December 31, 2012 and 2011, including the notes thereto, and the unaudited financial statements of Ding King Training Institute, Inc. for the twelve months ended September 30, 2013, including the notes thereto, included in this Form 8-K/A.

MLIGHT TECH, INC.
PRO FORMA BALANCE SHEETS
SEPTEMBER 30, 2013
(UNAUDITED)

	Historical
	Acquirer	Acquiree	Pro-forma Adjustments
	MLIGHT	DKTI	Debit		Credit	Pro-Forma
ASSETS
Current Assets:
Cash & cash equivalents	$2,958	$-				$2,958
Accounts receivable, net	-	35,029				35,029
Total current assets	2,958	35,029				37,987

Property and equipment, net	-	4,540				4,540

Total Assets	$2,958	$39,569				$42,527

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Cash overdraft	$-	$3,498		B1	10,000	$13,498
Accounts payable	1,802	6,616				8,418
Accrued liabilities	-	69,375				69,375
Purchase commitments		397,137				397,137
Note payable	10,000	564,970				574,970
Accrued interest	-	193,789				193,789
Total current liabilities	11,802	1,235,385				1,257,187

Stockholders' Equity:
Common stock, Authorized 300,000,000 common shares, $0.0001 par value, 206,500,000 shares issued and outstanding at September 30, 2013	20,400					20,650
Capital stock		5,000	5,000	A1
				A2	250

Additional paid in capital	600	-	250	A2		5,350
				A1	5,000

Shareholder advance		(154,936)				(154,936)

Retained earnings (deficit)	(29,844)	(1,045,880)	10,000	B1		(1,085,724)

Total stockholders' deficit	(8,844)	(1,195,816)				(1,214,660)

Total Liabilities and Stockholders' Equity	$2,958	$39,569	$15,250		$15,250	$42,527

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

MLIGHT TECH, INC.
PRO FORMA STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

	Historical
	Acquirer	Acquiree	Pro Forma Adjustments
	MLIGHT	DKTI	Debit	Credit	Pro Forma

Revenues	$-	$636,390			$636,390

Cost of goods sold	-	187,950			187,950

Gross profit	-	448,440			448,440

Operating expenses
Selling, general & administrative	4,995	341,919	10,000		356,914

Depreciation and amortization	-	630			630

Total operating expenses	4,995	342,549			357,544

Income (loss) from operations	(4,995)	105,891			90,896

Non-operating income (expense):
Interest expense	(199)	(61,856)			(62,055)
Total non-operating income (expense)	(199)	(61,856)			(62,055)

Income (loss) from continuing operations before income tax	(5,194)	44,035			28,841

Provision for income tax	-	-			-

Net income (loss)	(5,194)	44,035	10,000	-	28,841

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	-	-			-

Comprehensive income (loss)	$(5,194)	$44,035	$10,000	$-	$28,841

Net loss per common share and equivalents -
basic and diluted loss from operations					$0.00

Weighted average shares of share capital outstanding - basic and diluted					206,500,000

Weighted average number of shares used to compute basic and diluted loss per share for the year ended September 30, 2013 is the same since the effect of dilutive securities is anti-dilutive.

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

MLIGHT TECH, INC.
Significant Notes and Assumptions to Pro-Forma Financial Statements
(Unaudited)

On October 31, 2013, mLight Tech, Inc., a Florida corporation (herein referred to as the “Company”, “we”, “it” “us”) entered into an Agreement of Purchase and Sale of Stock (the “Agreement”) with The Ding King Training Institute, Inc., a California corporation (“DKTI”) and the individual standing as the sole equity-holder of DKTI (the “Equity-Holder”). The Equity-Holder, Todd Sudeck, is also the majority shareholder, sole Director, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of the Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding capital stock of DKTI in exchange for the issuance of Two Million Five Hundred Thousand (2,500,000) restricted shares of the Company's Common Stock valued at $24,750, at the closing share price of the Company’s common shares on the date of completion of the acquisition. This summary of the Agreement does not purport to be a complete statement of the terms of the Agreement. The merger transaction closed on October 31, 2013. The summary is qualified in its entirety by reference to the full text of the Agreement which was filed with this Current Report on Form 8-K (the “Report”) on November 5, 2013 and is incorporated herein by reference herein.

On October 31, 2013, we entered into an Agreement with DKTI. At the closing, DKTI merged into the Company and for accounting purposes, the transaction was treated as a merger of two entities under common management and common control. The merger transaction closed effective October 31, 2013. On October 31, 2013, the sole owner of DKTI received 2,500,000 shares of common stock of the Company in exchange for 100% ownership of DKTI. The common shares issued by us to this shareholder of DKTI have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The accompanying unaudited pro-forma financial information reflects the financial statements of mLight Tech, Inc. and DKTI. The pro-forma adjustments to the balance sheet give effect to the acquisitions of DKTI as if the transaction occurred on September 30, 2013. The pro-forma adjustments to the statements of operations give effect to the acquisitions as if the transaction occurred on October 1, 2012.

Significant assumptions include:

The shares issued to the owner of DKTI were contractually valued at $24,750 based on issuance of 2,500,000 shares of our common stock valued at $0.0001 per share which was based on the closing price per share on the date of closing the transaction.

We incurred a non-recurring $10,000 of professional fees for legal and accounting related to the acquisition which is reflected as adjustments to accumulated deficit at September 30, 2013.

Depreciation of property and equipment has been given effect to the acquisitions as if the merger occurred on October 1, 2012.

The following reflect the pro-forma adjustments as at September 30, 2013:

MLIGHT TECH, INC.
PRO FORMA ADJUSTMENTS
SEPTEMBER 30, 2013
(UNAUDITED)

		Debit	Credit
A1	Common stock	5,000
	Additional paid in capital		5,000
	To remove the common stock of the acquiree.

A2	Additional paid in capital	250
	Common stock		250
	To record the issuance of 2,500,000 shares of common stock pursuant to the purchase agreement.

B1	Accumulated deficit	$10,000
	Bank overdraft		$10,000
	To record non-recurring professional fees (acquirer expense) incurred in the acquisitions.

	Total	$15,250	$15,250

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

mLight Tech, Inc.

Date: January 22, 2014	By:	/s/ Todd Sudeck
Name: Todd Sudeck
Title: Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, President and Director